EXHIBIT 6.1

                             DataMirror Corporation

                            Audit Committee Charter


                            A. MANDATE AND AUTHORITY

This Charter governs the operations of the audit committee. The committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board and as required by applicable law. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors, the internal auditors, and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company. The committee shall have the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. The Company shall provide appropriate funding for the committee as approved by the board of directors.


                                B. ORGANIZATION

The committee shall be appointed by the board of directors and shall comprise at least three directors, each of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of independence from management and the Company and if they meet all criteria required by applicable laws. No member of the committee may, other than in his capacity as a member of the committee, the board of directors or any other board committee, accept any consulting, advisory or other compensatory fee from the Company. All committee members shall be financially literate. The board of directors shall determine which members of the committee are independent and which members of the committee are "audit committee financial experts." In making such determinations the committee shall be entitled to seek and rely on the advice of counsel with respect to the applicable rules and laws. The Company is responsible for providing the committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company and other material as may be requested by the committee and as required by applicable law. The Company shall assist the committee in maintaining appropriate financial literacy.


                              C. RESPONSIBILITIES

The primary responsibility of the committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements.

The committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behaviour.

The following shall be the principal recurring processes of the committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement or amend them as appropriate.

The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the committee, as representatives of the Company's shareholders. The committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and the accounting firm must report directly to the committee. The committee shall be directly responsible for the resolution of disagreements between management and the external auditor regarding financial reporting. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent auditors. The committee shall discuss with the auditors their independence from management and the Company,

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including matters in the written disclosures required by the Independence
Standards Board, and shall consider the compatibility of non-audit services with the auditor's independence and in accordance with applicable laws. Annually, the committee shall review and recommend to the board the selection of the Company's independent auditors, subject to shareholders' approval. The committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation. Also, the committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs, including the Company's Employee Conduct Policy. Further, the committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations and will provide sufficient opportunity for the internal auditors and the independent auditors to meet privately with members of the committee. The committee shall pre-approve all services provided by the outside auditor. The committee may establish policies and procedures for pre-approval provided they are consistent with applicable laws, detailed as to the particular service, and designed to safeguard the continued independence of the outside auditor. The committee shall review the interim financial statements and the management discussion and analysis of those statements with management prior to the release of the statements. The committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report, including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The committee shall review the earnings press releases and earnings guidance with management before the Company publicly discloses this information. The committee shall review the Annual Information Form and any other financial disclosure document required by applicable law.

The committee shall establish procedures for the receipt, retention and treatment of complaints (including anonymous complaints) regarding accounting, internal accounting controls or auditing matters received through the complaints process established by the Company and shall have the power to investigate, seek advice on, and recommend appropriate responses to the board of directors. The committee shall establish procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

The committee shall review and reassess this Charter and evaluate the committee's effectiveness in fulfilling its mandate on a regular basis and as required by applicable law and shall obtain the approval of the board of directors for any changes.

The committee shall satisfy itself that adequate procedures are in place for the review of the issuer's public disclosure of financial information extracted or derived from the issuer's financial statements and shall periodically review the adequacy of those procedures.

The committee shall review and approve the issuer's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

For greater certainty, the committee shall be responsible for the specific responsibilities set out in Multilateral Instrument 52-110 Audit Committees as such responsibilities may be amended from time to time.


                                  D. MEETINGS

The committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities. Meetings of the committee may be called by any member of the committee, by the CEO, by the CFO, or by the Chairman of the board of directors. Notice of meetings may be given by any reasonable means including the scheduling of regular meetings at the preceding meeting of the committee or board of directors. Quorum for a meeting of the committee shall be a majority of the members. Meetings shall be chaired by the Chairman of the committee who shall be appointed by the board of directors. If the Chairman cannot attend a meeting, the members present shall elect a Chairman for the meeting. The Chairman shall also act as Secretary to the meeting. Minutes of meetings shall be recorded and maintained in accordance with applicable law.